Filed by Prologium Holding Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Translational Development Acquisition Corp.

Commission File No.: 001-42451

Date: June 10, 2026

REDEFINING NEXT-GENERATION BATTERY V2.0 FROM INDUSTRIAL MYTH AND TECH PARADOX TO A PRODUCIBLE HIGH-SAFETY, HIGH-ENERGY LITHIUM BATTERY PLAT FROM

This document contains confidential information regarding Prologium Holding Inc. (the “Company”) and its subsidiaries, and their businesses. Neither the Company, nor its shareholders, any of its holding companies, subsidiaries, associated undertakings or controlling persons, nor any of their respective directors, officers, partners, employees, agents, representatives or advisers makes any representation or warranty, express or implied, as to the accuracy or completeness of the information contained in this document nor as to the reasonableness of any assumption contained herein or therein and any liability therefore (including in respect of direct, indirect or consequential loss or damage) is expressly disclaimed. Nothing contained herein or therein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. The Company does not undertake or expect to update or otherwise revise this document or any other materials supplied. No information set out in this document will form the basis of any contract. Any prospective investor will be required to acknowledge in the purchase contract that it has not relied on, or been induced to enter into such agreement by, any representation or warranty, save as expressly set out in such agreement. This document and any oral statements made in connection with this presentation do not constitute an offer or invitation for the sale or purchase of the securities or any of the assets, business or undertaking described herein, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This presentation does not constitute either advice or a recommendation regarding any securities. Forward-Looking Statements All statements in this presentation other than statements of historical fact, including, but not limited to, statements regarding the Company’s future operating results, financial position, business strategy, addressable market, anticipated benefits of its technologies, and plans and objectives for future operations and offerings are “forward-looking statements” and can often be identified by the use of terminology such as “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect,” “anticipate,” “should,” “could,” “potential,” “projection,” “forecast,” “plan,” “trend,” “assumption,” “opportunity,” “predict,” “seek,” “target,” or similar terminology, although not all forward-looking statements contain these identifying terms. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity, number of customers and market share, the capability of the Company’s technology, Company’s business plans including its plans to expand globally, any benefits of Company’s partnerships, are also forward-looking statements. These forward-looking statements are based upon the Company management’s current expectations, assumptions and estimates as of the date of this presentation, are subject to change and are not guarantees of future results or the timing thereof. While the Company may elect to update these forward-looking statements in the future, each is not under any obligation, and expressly disclaims any duty, to update or otherwise revise the information after the date of this presentation, whether as a result of new information, new developments or otherwise. The Company cannot assure you that the forward-looking statements in this presentation will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the occurrence of any event, or change or other circumstance that could delay; the ability to execute on its business strategy and the ability to develop and commercialize its solid-state battery technology; the ability to accurately estimate the future supply and demand for its batteries; the ability to respond rapidly to emerging technology trends; the ability to compete effectively and the ability to manage growth; changes in applicable laws or regulations; international trade disputes, including threatened or implemented tariffs by the U.S. and threatened or implemented tariffs by foreign countries in retaliation; the ability of Company to execute its business model, including market acceptance of its planned products and services; risks associated with Company’s efforts to commercialize its products; Company’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all; the impact of competing products on Company’s business; intellectual property-related claims against Company; Company’s dependence upon its key personnel and ability to attract and retain such personnel and additional qualified personnel; and Company’s ability to source raw materials for its products. There may be additional risks that the Company presently does not know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Company or its respective directors, officers or employees or any other person that Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this presentation represent the views of Company as of the date of this presentation. Subsequent events and developments may cause those views to change. Except as required by applicable law, the Company does not have any duty to, and does not intend to, update or revise the forward-looking statements in this presentation after the date of this presentation. You should, therefore, not rely on these forward-looking statements as representing the views of Company as of any date subsequent to the date of this presentation. Use of Projections The projections, estimates and targets of the Company’s future performance and the future performance of the markets in which it competes in this presentation are forward-looking statements that are based on assumptions that are inherently uncertain and subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those contained in such projections, estimates and targets. While all projections, estimates and targets are necessarily speculative, the Company believes that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Such projections, estimates and targets are included for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The inclusion of projections, estimates and targets in this presentation should not be regarded as an indication that the Company or its representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events. The independent auditors of the Company did not audit, review, compile or perform any procedures with respect to the projections for the purpose of its inclusion in this presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. Use of Data This presentation also contains estimates and other statistical data made by independent parties and by the Company relating to competitors, customers, suppliers, partners, market participants, third-party technologies, market size and growth and other industry data. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. The Company has not independently verified the statistical and other industry data generated by independent parties and contained in this presentation and, accordingly, cannot guarantee their accuracy or completeness. Such information may not be directly comparable across companies due to differences in definitions, methodologies, testing conditions, reporting periods, product configurations and other factors. 2

I. THE COMPANY & BUSINESS STRATEGY

ProLogium

# PROLOGIUM IS DEFINING THE PATH TO SCALABLE NEXT-GEN BATTERIES

## OVERVIEW

Years of Battery Development

**20**

YE2025 Patents

**1,000+**

$M USD Raised to Date

**~$690**

Employees

**820+**

Automotive Samples Delivered

**~10,000**

Cells Delivered to Global Clients Since 2013

**2,400,000**

## KEY HIGHLIGHTS



Fast Charging

**6.4 MINS**

From 5 to 80% at 12C

-20°C Performance

**>90%**

Retention

**NEXT-GEN BATTERY 2.0**

Gen 4: Superfluidized



**OPERATIONAL GIGAFACTORY**

Taoyuan, Taiwan


ProLogium

**€1.4B FRENCH GOVERNMENT SUBSIDY**

Dunkirk Gigafactory


HIGH ENERGY DENSITY 5
HIGH ELECTRICAL PERFORMANCE 4
HIGH SAFETY 3
SCALABLE MANUFACTURABILITY 2
REASONABLE COST 1

**BALANCED SOLUTIONS**

5-Pillar Framework

KYUSHU ELECTRIC POWER CO.,INC. · Mercedes-Benz · OP mobility · VINFAST

**WORLD-CLASS CUSTOMERS**

Global Enterprises

ARKEMA · DELTA · FEV · MAHLE · RIMAC · Schneider Electric

**GLOBAL PARTNER NETWORK**

Industrial and R&D Partners

**#1**

In Patents

**1,000+**

YE2025 Patents

**INDUSTRY-LEADING PATENTS**

70% Active Patents

Mercedes-Benz

posco

VINFAST

**TOP-TIER STRATEGIC BACKERS**

Series E Investors

4

5 ~30% CAGR in ProLogium’s Patent Portfolio ProLogium Leads in Total Patent Scale & Quality (Normalized to 100%) 17% of ProLogium’s Patent Are Ranked A(1) 100% 50% 26% 22% 20% Active patent: 70% Total Patent Active Patent % 31 600 1,052 1,250* 2012 2022 2025 2026 CATL BYD LG Chem Samsung ProLogium 17% 13% 12% 8% 4% * Planned by the end of 2026. (1) Based on value metrics including commercialization actionability, market conditions and industrial positioning of the invention by 3rd party patent platform in 2023.

ProLogium

# PROLOGIUM'S PLAN TO SCALE GLOBALLY FROM FOUNDATION IN TAIWAN



Dunkirk, France
2nd SSB Gigafactory
(Under Construction)
Taoyuan, Taiwan
Taoke Factory
SSB Gigafactory
(Operating)
2nd Factory
Further Expansion
1st Factory

**North America**

**US Expansion:**
- Initiated discussions with U.S. and Canadian government agencies
- Conducting site selection across multiple U.S. states
- Inlay supply from Asia/EU; Partner assembly in U.S.

**Europe**

**Dunkirk Gigafactory:**
- Strong government support
- Targeting commercial operations by YE2029
- 2030E Production Capacity: **4.0 GWh**
- **Max Design Capacity: 44.0 GWh**

**APAC**

**Taoke Gigafactory:**
- The world's **1st SSB gigafactory**
- 2025 Production Capacity**: 0.5 GWh**
- 2030E Production Capacity: >**1.0 GWh**
- **Max Design Capacity: 3.0 GWh**

6

7 Note: Anticipated production capacities are management estimates and are subject to change due to available financing and other factors outside of the Company’s control. 2030E 1.05 4 0.75 2029E 0.8 0.55 2027E 2024A 2017A 2013A 2031E 1.05 4 2032E 12 0.05 0.01 2.05 Taiwan France 0.8 2013 0.01GWH 2026 2024 Ground- Breaking Event French Projects Commenced 2017 0.05GWH 2024 0.55GWH 2027 0.80GWH 2029 0.80GWH 2030 1.05GWH 2031 1.05GWH 2032 2.05GWH 2029 0.75GWH 2030 4.00GWH 2031 4.00GWH 2032 12.00GWH

8 Sample Making Pilot Giga-level ProLogium Competitive Head Start in Manufacturing Unclear Scale-UpContinuity Announced Company Realized Postponed/Delayed > 0.1 < 0.05 > 0.05 -Automated production for large EV cells ~13 years ahead of competitors -Taiwan production facility delivered on-time and on-budget -Continuous production scale up planned in Taiwan and France 2024 2025 2027 2028 2029 2030 2017 2013 2022 … Limited scale Mass production 0.01 0.05 0.55 1.6 5.05 0.8 2026 0.25 0.75 6 0.01(1) > 0.2 GWh -Announced in 2023 Oct -Sold in 2025 Oct during pre-IPO stage 0.02(1) Mass production Mass production (Beginsales of ASSB cars) Source: Public investor presentations, International Battery Summit 2026, ProLogium internal calculations. (1) Transitioned to licensing model, reducing need for in-house manufacturing.

ProLogium

# SCALE-UP IN MANUFACTURING MATCHED TO MARKET TARGETING

## TARGETING HIGH PERFORMANCE MARKETS WHILE ACHIEVING ECONOMIES OF SCALE BEFORE FUTURE EXPANSION INTO MASS EV MARKET

2006 → 2025 → 2030+

### PROVEN MARKET ADOPTION

ProLogium has been manufacturing and commercializing solid-state batteries, demonstrating market proven technology since 2013

**Portable Accessories, Wearables**

*Commercialized products with serial purchase orders*



**Semiconductor, AGV, Automotive**

*Commercialized products with serial purchase orders*



### PREPARED FOR NEXT STAGE OF GROWTH

High density, safe and fast charging Gen 4 large-cell technology allows ProLogium to address premium market demand and production expansion

**Premium Vehicle Markets**

*Development projects with millions of USD revenues by sample delivery*



**Emerging Markets**

*Partnership secured, sample testing ongoing*


Aerospace
Data Center ESS
Robotics

**Small Size, ~30 Ah**

Flexible Lithium Ceramic Battery

Pouch Lithium Ceramic Battery

**Large Size, ~100 Ah**

Pouch Lithium Ceramic Battery

Large Lithium Ceramic Battery


Cell Size

9

II. TECHNOLOGY &MANUFACTURING CAPABILITY

WHY BEV ADOPTION IS SLOWING 11 Source : BloombergNEF, Recurrent Growth Slowed 2018 2019 2020 2021 2022 2023 2024 2025 2021 2025 20% 120% BEV PHEV & EREV 2017 2018 2019 2020 2021 2022 2023 2024 2025 BEV Charging Infra Modulization design=> Repairable CTP/CTB/CTC design=> Not Repairable Renewed BEV Growth 5~8 mins charge for 300 km High turnover rate Profitable CPOs More investment Sufficient fast charge point

EMERGING MARKETS ARE DEFINING THE NEXT GROWTH CURVE FOR BATTERIES 12 Extreme low temp. / atmosphere operations In-rack Space/weight limitation zero-tolerance safety standards Stringent weight & volume constraints Fast & high power discharge in Sub-millisecond Zero data & facility fire from batteries Worker / user safety secured Optimized operating time & load weight High power capability Aerospace ESS Robotics

ProLogium

# THE PATH TOWARD NEXT GENERATION BATTERIES

## BALANCED CHEMICAL SYSTEM SUPPORTED BY SCALABLE MANUFACTURABILITY AND REASONABLE COST


NO TRADE-OFF BETWEEN THE ELECTRICAL PERFORMANCE WITH HIGH ENERGY DENSITY
CELL CHEMICAL SYSTEM
HIGH ENERGY DENSITY ⑤
Si: 350~400Wh/kg
Li metal/Anode Less : 400~500Wh/kg
HIGH ELECTRICAL PERFORMANCE ④
Fast Charging: </=5~8.5mins (5~80%)@400V
High Power: >/=10C~15C
Low temp: @-20C >/=90% retention of RT
CREATE A RELIABLE CELL MANUFACTURING PLATFORM (NEW UNIVERSE) FOR THE NEW CELL CHEMICAL SYSTEM
NO SAFETY
NO HIGH ENERGY DENSITY
HIGH SAFETY ③
No Thermal Runaway at ARC test from room temperature to 300~500°C degree
CELL ENGINEERING SYSTEM :
CELL MANUFACTURING PLATFORM (NEW UNIVERSE) SUPPORT THE COMMERCIALIZATION OF THE NEW CELL CHEMICAL SYSTEM
SCALABLE MANUFACTURABILITY ②
Process: simple is best
Facility Requirement: Low Dry Room Requirement
REASONABLE COST ①
BOM + Manufacturing + Pack Design

13

14 In a thermal event, the cathode releases oxygen, which can react violently with lithium metal formed at the anode and with flammable electrolyte solvents, leading to rapid fire or explosion. Perfect but dangerous materials like NMC 955 cathode, 100% silicon or even Li-metal anode can be applied only when safety is ensured. Excellent electrical performance enables thick film process for even higher energy density compared to conventional limit of 280Wh/kg. Ionic migration of the electrolyte fundamentally determines how efficiently & uniformly Li+ migrate in a rechargeable battery –cycle life, low temperature performance, fast charging & thermal stability. 100% Silicon Anode Li-metal Anode(1) 360-400 Wh/kg 430-470 Wh/kg

15 Safety Mechanism TRIPLE Superfluidized All Inorganic SSE automatically decomposes in ASM componentswhen exposed to high temperatures, stabilizing the cathode and the anode, preventing thermal runaway 100% ceramic separator withstands much higher temperatures than PP/PE separators, preventing internal short circuits and propagation Fully inorganic, non-flammable electrolyte, replacing the flammable liquid electrolytes present in conventional lithium-ion batteries PE / PP ProLogium separator 5 65 125 185 245 305 0.0 1.0 2.0 3.0 4.0 5.0 0 600 1200 1800 2400 3000 3600 4200 4800 5400 Voltage Temperature Active Safety Mechanism by ProLogium.

16 SAFETY: NON-FLAMMABLE ELECTROLYTE

ProLogium

# REALITY : "SULFIDE SSE: MORE PATHWAYS, HIGHER THERMAL RUNAWAY RISK"

THE SULFIDE SSE CAN BE PULLED BATTERY SYSTEM DIRECTLY INTO A FAR MORE SEVERE LITHIUM THERMAL REACTION.

## Tests

### UNDER RESTRICTED OXYGEN AND MID-HIGH TEMPERATURE[1]

**~250⁰C**

It reacts with trace moisture to release H2S. After being ignited, it further produces sulfur vapor.
Due to the lack of sufficient oxygen, a faint **pale blue** ghosting is observed from the combustion of sulfur elements.



### MIXED WITH NCM 955 IN ARGON[1]

(100% SOC/4.5V)

Strong redox reaction between fully charged (SoC 100%) and high-voltage (4.5V) NMC 955 and sulfide SSE triggers thermal chain reaction. A large amount of heat released even in an inert environment and same result with NCM955 powder mixed with lithium metal powder directly



### IN OPEN AIR AND HIGH TEMPERATURE[2]

**750⁰C**

Upon ignition, a vast amount of high-density white smoke, composed of Li2O and P2O5, is immediately generated.
The flame exhibits a brilliant **magenta hue** due to the intense flame test of lithium ions.



### MIXED WITH NCM 955 & LI METAL IN ARGON[2]

(100% SOC/4.5V)

The lattice oxygen released from NCM955 triggers the melting of Li metal at 180°C, initiating a violent oxidation with the electrolyte, launching an exothermic chain reaction and emitting dense white smoke.



The resulting flame exhibits a blinding, near-incandescent Magenta hue. This occurs as the high-concentration lithium atomic vapor reaches its peak.

## Mechanism

| | |
|---|---|
| $Ni^{4+}$-Driven Surface Activation with Reactive Lattice Oxygen | $Ni^{4+}$ / $O_2$ |
| Sulfide Electrolyte Oxidation | S, P → $O_2$ |
| Formation of Reactive Li Species | Li vapor-like reactive species |
| Violent Thermal Runway | Lithium thermal reaction |

(1)Test independently reproduced by the Company based on statement in "Ko, S., Ue, M. and Yamada, A., 2025. A critical outlook for large-scale all-solid-state batteries. Joule. doi:10.1016/j.joule.2025.102269."
(2)Test conducted by the Company

18 Before Formation Before Formation After Formation After Formation The ceramic separator delivers unmatched mechanical strength, even in cases of severe outside impact, such as Hammer Pouch Temperature Room Temp. 50oC 150oC 250oC 300oC Resistance 24 24.5 24.8 25.5 26 Surface change

19 0 100 200 300 400 500 600 700 800 0 1,800 3,600 5,400 7,200 9,000 10,800 Note: Accelerating Rate Calorimeter (ARC) chart reproduced based on published academic literature. (1)Key Characteristics for Thermal Runaway of Li-ion Batteries,Energy Procedia 158 (2019): 4684-4689. (2) In situ-polymerized lithium salt as a polymer electrolyte for high-safety lithium metal batteries. (3) Stage-Dominated Thermal Runaway in Sulfide ASSBs: Decoupled Electrochemical Ignition and Chemical Cascades, https://doi.org/10.21203/rs.3.rs-6428540/v1. (4) Active Safety Mechanism by ProLogium. Temperature (°C) Time (Minute) Accelerating Rate Calorimeter (ARC) Test Solid Liquid(2) Conventional Liquid(1) Conventional Next Generation 1.0 Solid Sulfide, LPSC(3) Thermal runaway Gen 4 Next Generation 2.0 ProLogium Gen 4 is the first and only cell to complete ARC testing without thermal runaway in the 40-year history of lithium batteries. No thermal runaway 3rdparty tested V(Full Cell) = VCAM-VAAM≈ 3 V CAM = CAM Si-Li Alloy = Si-Li Alloy V(Full Cell) = VCAM’-VAAM’ ≈ 1 V CAM = CAM’ (Different Crystalline) Si-Li Alloy Si-Li-X Compound Voltage (V) Time (Min) Temperature (°C) 5 65 125 185 245 305 0.0 1.0 2.0 3.0 4.0 5.0 0 1800 3600 5400 3V 1V Self Discharge ASM(4)Activating Stable Phase

20 (1) Societe Generale de Surveillance SA. 0.2-0.4 Liquid 1 Solid 0.7-0.9 Liquid Solid 57 12 12 12 2 2 25oC -20oC Fast Charging Fast Charging Cycle C-rate Capability -20°CPerformance mins mS/cm Near 100% Li+ transport efficiency with minimal concentration polarization 57 mS/cm at 25oC, 5x higher than the best of solid & liquid electrolytes Pressure-free operation enabled by non-Newtonian flow behavior The Best of Conventional Solid &Liquid Revolutionary Cell Performance Without External Pressure Homogeneous Heterogeneous Solid

# PERFORMANCE: HIGHEST PROVEN IONIC CONDUCTIVITY

## SUPER-FLUIDIZED ALL INORGANIC SSE ACHIEVES THE WORLD'S HIGHEST IONIC CONDUCTIVITY AMONG ELECTROLYTES AT LOW AND ROOM TEMP.

**SGS witnessed Conductivity Test**





Ionic Conductivity vs Temperature
(Liquid, Solid & Polymer Electrolyte)



12.5
-20°C
Super-Fluidized All Inorganic SSE (57 mS/cm)
LGPS (10 mS/cm)
1 M $LiPF_6$ in EC:DMC (10 mS/cm)
LPSCl (2 mS/cm)
LLZO (0.4 mS/cm)
Composite ELT(0.3 mS/cm)
LATP (0.1 mS/cm)
Gel ELT (0.1 mS/cm)
PEO + LiFSI (0.001 mS/cm)
57
25°C
10
25°C
LGPS / Liquid Organic
Ionic Conductivity (mS/cm)
9.8E+00
2.0E+00
3.9E-01
7.8E-02
1.6E-02
3.1E-03
6.3E-04
1.3E-04
2.5E-05
5.0E-06
1.0E-06
(25)
(20)
(15)
(10)
(5)
0
5
10
15
20
25
30
Temperature (°C)

21

# ENERGY DENSITY: TECHNOLOGY UNLOCKS SAFETY LIMITATIONS ON HIGHER ENERGY DENSITY

## Innovative Technology Enables High Energy Density

### MARKET CHALLENGES

Conventional liquid & solid-state batteries increase thermal runaway risk or reduce electric performance as energy density rises, creating a liquid-chemistry density ceiling

### ProLogium SOLUTION

ProLogium solves this fundamental contradiction at the material level

Safety and electric performance are no longer trade-offs against energy density, allowing 4th generation technology to exceed traditional ceilings with a roadmap to additional future performance

**100% Silicon Anode**
*(4th Gen)*



**Li-metal Anode**
*(Technology Roadmap)*





Cell Energy Density
1,000
800
600
400
200
750 Wh/L
860–940 Wh/L
1,000–1,100 Wh/L
280 Wh/kg
360–400 Wh/kg
430–470 Wh/kg
Conventional Ceiling

22

# ENERGY DENSITY OF PACK: SIMPLIFY THE PACK DESIGN

## PACK ASSEMBLY UTILITY DUE TO THE GOOD CELL INTRINSIC PERFORMANCE

*Gen 4 LCB not only provides supreme battery performance in energy density, charge speed and safety, it also reduces the complexity in system design in cooling, pressuring and heating*

| | Cell Energy Density | Simplified thermal mechanism | 400v fast charging | Simplified cooling system | Heating-free at low temperature | Additional pressure-free | PACK ASSEMBLY UTILITY |
|---|---|---|---|---|---|---|---|
| ProLogium Gen 4 | Volumetric : 860~940 Wh/L<br>Gravimetric : 360~400 Wh/kg | O | O | O | O | O | CTP: 65% (540Wh/L)<br>Module:55% (450Wh/L) |
| Traditional liquid (LFP) | Volumetric : 380~420 Wh/L<br>Gravimetric : 180~200 Wh/kg | X<br>Complicated design | X<br>1000V / 1500V | X<br>Complicated design | X<br>Heating system needed | O | CTP: 60% (240~252Wh/L)<br>Module: X (too low) |
| ASSB (sulfide) | Volumetric : 800~900 Wh/L<br>Gravimetric : 350~400 Wh/kg | X<br>Complicated design | O | O | O | X<br>100-200 atm | CTP: X (additional Pressure issue)<br>Module: 30% ( 255~270Wh/L) |



**Cell Level Safety**

Simplified Thermal insulation module



**Cell Level Fast-charging**

No Need 1000V / 1500V BMS (Fast Charing)



**Cell Level Efficiency**

Simplified Cooling System



**Cell Level Low Temp. Performance**

No Need Heat Pump System



**Cell Level Interface Performance**

No Need Additional Pressure Mechanism

Source : Company analysis based on publicly available information from industry reports, company disclosures and market data.

Ko, S., Ue, M. and Yamada, A., 2025. A critical outlook for large-scale all-solid-state batteries. Joule. doi:10.1016/j.joule.2025.102269.

23

ProLogium

ProLogium

# COST & SCALABILITY: A MORE SCALABLE OPERATIONAL FLOW REDUCES OPEX UNIT COSTS

## SIMPLIFIED MANUFACTURING FLOW

*Fewer Steps. Higher Efficiency. Greater Scalability*

Process steps requiring dry room | Process steps integrated/eliminated by ProLogium

| | Electrode Preparation | Electrode Assembly | Cell Assembly |
|---|---|---|---|
| Conventional 17 steps | Mixing, Coating, Calendaring, Slitting, Notching | Vacuum Dehydration, Blanking, Z-folding Polymer Separator Installation | Tab Welding, Packaging, Pre-Sealing, Electrolyte Injection, Vacuum Impregnation, Formation 1, Degassing & Resealing, Pouch Trimming, Formation 2 |
| ProLogium 11 steps | Slurry Mixing, Coating (Electrode + Adhesive), Calendaring | Printing/ Hot Flow Dehydration, Electrode attaching/ Electrolyte Installation | Blanking, Inlay Stacking, Tab Welding, Packaging, Sealing, Formation |

8 hours vs 8 mins — Dehydration efficiency improved

7 steps vs 1 step — Dry room coverage reduced

Eliminated Process
- Electrolyte injection
- Electrolyte Vacuum Impregnation
- Degassing
- Resealing
- >2 times of formation

## GIGA-LEVEL AUTOMATED LINE VALIDATED

*Already operating and shipping products*

***30-40%*** *Fewer manufacturing step*

***60-70%*** *Reduced dry room coverage*

***800,000*** *Cells shipped from Giga Factory*

***Reduced investment*** *Lower CapEx & OpEx*

***Patent Protected*** *Logithium™ architecture & process know-how since 2010*

Slurry | Coating | Calendaring | Printing & Dehydration | Electrode attaching | Blanking | Stacking | Tab Welding | Packaging | Sealing



*Footage captured on ProLogium Taoke production line in Nov 2023*

25

Manufacturing Efficiency Improvement Roadmap ProLogium’s Current CapExis Competitive with EU and U.S. Industry Benchmarks(Total CapEx$M/GWh) 26250 660 660 1,320 300 1,260 1,260 1,260 10 30 55 55 65,000 21,000 8,286 6,854

27 Conventional NMC Cell Cell Material Electrolyte Cost, USD/kg Solid Oxide, LLZO Solid Sulfide, LGPS Conventional Liquid (EU) ? 300 200 Superfluidized All-Inorganic Electrolyte LiFSi LiPF6 58 La Lanthanum 32 Ge Germanium ? Li2S Rare / Unstable Material (Not used by ProLogium) Pack Manufacturing -(4-7%) ~15% reduction byimproved energy density and elimination of pressure modules Up to 20% reduction by simplification of the cooling system -(1-3%) Cell Manufacturing -(5-10%) Housing Thermal Management HV System BMS Other BOM Production Costs Pack COGS Structural Cost Advantages: •Rare-metal-free material •Ability to use lower-cost, industrial-grade materials (instead of battery-grade) enabled by purification effects during super fluidization Source: Company estimates. Note: Anticipated costs are management estimates only and are subject to change due to permitting, available financing including the Business Combination, suppliers, and other factors outside of the Company’s control.

28 $ NMC955 Ceramic Separator 100% Silicon Composite Anode NMC955 Ceramic Separator Li-metal Sample Making PilotLine Giga-Level Giga-Level Taoyuan, Taiwan Taoyuan, Taiwan Taoyuan, Taiwan Dunkerque, France 0.5-3 GWh 40 MWh 10 MWh 4 GWh by 2030 SuperfluidizedAll-Inorganic Lithium Ceramic Battery Bronze , 2021 Gold, 2026 Edison Awards Recognition Gold, 2019

Prologium Empowering a Sustainable World www.Prologium.com Follow us on our social media Q&A Website

About Prologium Holding Inc.

Founded in 2006, Prologium Holding Inc. (“ProLogium”) is an energy innovation company dedicated to the development and manufacturing of next-generation lithium ceramic batteries, holding over 1,100 global patents (granted and pending). In 2013, ProLogium introduced the world’s first next-generation battery architecture featuring a 100% ceramic separator, becoming the first company globally to successfully commercialize solid-state batteries. In 2025, ProLogium again led the industry by introducing the world’s first superfluidized all-inorganic solid-state lithium ceramic battery, integrating the advantages of solid-state and liquid type batteries and redefining next-generation battery technology with automation-ready, scalable mass production and cost competitiveness. In 2026, ProLogium once again received the Edison Awards Gold Award for its superfluidized all-inorganic solid-state lithium ceramic battery technology. With more than 13 years of manufacturing know-how, ProLogium is also the only company globally that can publicly demonstrate a solid-state battery mass-production line—proving that solid-state batteries are not merely a laboratory technology, but a mature solution ready for scalable manufacturing. In 2024, ProLogium inaugurated its first GWh-class gigafactory in Taoyuan, Taiwan, and has shipped more than 800,000 cells to date. In May 2024, ProLogium established its first overseas R&D center in Paris-Saclay, France, providing customized technical support for the European market. The Company’s first overseas GWh-class facility in Dunkirk, France, completed its environmental assessment and building permit process by the end of 2024, with construction expected to begin in 2026. Ramp-up is expected to begin between Q4 2028 and Q1 2029, followed by formal mass production and deliveries in Q2 2029. For more information, visit https://prologium.com/news/.

About Translational Development Acquisition Corp.

Translational Development Acquisition Corp. (“TDAC”) is a blank check company incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. TDAC may pursue an acquisition opportunity in any business, industry, sector, or geographical location, and intends to focus on industries that complement its management team’s background and intends to capitalize on the ability of its management team to identify and acquire a business. TDAC’s management team is led by Michael B. Hoffman, its chief executive officer and chairman of the board of directors, and Avanindra C. Das, chief financial officer. In addition, TDAC’s board includes E. Premkumar Reddy, Curtis T. Keith, Matthew A. Kestenbaum and Christopher Jarratt.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended that are based on beliefs and assumptions and on information currently available to ProLogium and TDAC. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity, number of customers and market share, the capability of ProLogium’s technology, ProLogium’s business plans including its plans to expand globally, the sources and uses of proceeds from the business combination, the anticipated enterprise value of the combined company following the consummation of the business combination, any benefits of ProLogium’s partnerships, strategies or plans as they relate to the business combination, anticipated benefits of the business combination and expectations related to the terms and timing of the business combination are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially diﬀerent from those expressed or implied by these forward-looking statements. These statements are based on ProLogium’s and TDAC’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond ProLogium’s and TDAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for ProLogium or TDAC to predict these events or how they may affect ProLogium or TDAC. In addition, there will be risks and uncertainties described in the proxy statement / prospectus relating to the business combination, which is expected to be filed by ProLogium with the SEC and other documents filed by ProLogium or TDAC from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to diﬀer materially from those contained in the forward-looking statements. Neither ProLogium nor TDAC can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the occurrence of any event, change or other circumstance that could delay, impede or prevent the business combination or give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against ProLogium or TDAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of ProLogium or TDAC or to satisfy other conditions to closing (including the $250 million Minimum Cash condition); failure to obtain TDAC deadline extension; the amount of redemption requests made by TDAC’s public shareholders; the ability to maintain the stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of ProLogium or TDAC as a result of the announcement and consummation of the business combination; the ability to execute on its business strategy and the ability to develop and commercialize its solid-state battery technology; the ability to accurately estimate the future supply and demand for its batteries; the ability to respond rapidly to emerging technology trends; the ability to compete effectively and the ability to manage growth; the ability to recognize the anticipated benefits of the business combination; costs related to the business combination; changes in applicable laws or regulations; international trade disputes, including threatened or implemented tariffs by the U.S. and threatened or implemented tariffs by foreign countries in retaliation; the ability of ProLogium to execute its business model, including market acceptance of its planned products and services; the combined company’s ability to raise capital; future financial performance of the combined company following the business combination; the possibility that TDAC or the combined company may be adversely affected by other economic, business and/or competitive factors; risks associated with ProLogium’s efforts to commercialize its products; ProLogium’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all; the impact of competing products on ProLogium’s business; intellectual property-related claims against ProLogium or the combined company; ProLogium’s dependence upon its key personnel and ability to attract and retain such personnel and additional qualified personnel; ProLogium’s ability to source raw materials for its products; and other risks and uncertainties to be set forth in the section entitled “Risk Factors” in the registration statement on Form F-4 to be filed by ProLogium with the SEC and those included under the heading “Risk Factors” in TDAC’s filings with the SEC. There may be additional risks that neither ProLogium nor TDAC presently knows or that ProLogium and TDAC currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by ProLogium, TDAC, their respective directors, officers or employees or any other person that ProLogium or TDAC will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of ProLogium and TDAC as of the date of this communication. Subsequent events and developments may cause those views to change. Except as required by applicable law, neither ProLogium nor TDAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of ProLogium or TDAC as of any date subsequent to the date of this communication.

Additional Information and Where to Find It

In connection with the business combination, ProLogium is expected to file with the SEC a registration statement on Form F-4, which will include a proxy statement of TDAC and a prospectus of ProLogium. TDAC shareholders and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus included in the registration statement and any other documents filed with the SEC because these documents will contain important information about ProLogium, TDAC and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of TDAC as of a record date to be established for voting on the business combination. Before making any voting or investment decision, investors and shareholders of TDAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the business combination. The documents filed by TDAC and ProLogium with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

Participants in the Solicitation

ProLogium, TDAC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TDAC shareholders with respect to the business combination. A list of the names of TDAC’s directors and executive officers and information regarding their interests in the business combination will be included in the proxy statement/prospectus for the business combination when available. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TDAC shareholders in connection with the business combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus for the business combination when available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination and does not constitute an offer to sell or the solicitation of an offer to buy any securities of ProLogium or TDAC, nor shall there be any sale of any such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.

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